SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

Messrs. Shareholders:

We herein present the Company’s management proposal for the matters on the agenda of the Annual and Extraordinary General Shareholders’ Meetings to be held on April 27, 2010:

Annual General Shareholders’ Meeting:

1. Receipt of the accounts drawn up by the Company’s management, examination, discussion and resolution on the financial statements concerning the fiscal year ended December 31st, 2009.

We herein propose the approval of the financial statements concerning the fiscal year ended December 31st, 2009, as released on February 9, 2010 in the websites of the Brazilian Securities Commission (CVM) and of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, through the Periodic Information System (IPE), and published in the newspapers “O Estado de São Paulo” and “Diário Oficial do Estado de São Paulo” (“Financial Statements”). We herein inform you that, in compliance with Article 9, III, of CVM Instruction No. 481 issued on December 17, 2009 (“CVM Instruction 481/09”), our comments to the Company’s financial situation may be found under item 10 of the Reference Form (Formulário de Referência), available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri/), and in the websites of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Brazilian Securities Commission (www.cvm.gov.br). We take the opportunity to inform you that the Company’s Audit Committee (Conselho Fiscal) has not issued any pronouncement on the management report and on the proposal for payment of dividends due to the fact that the investiture of the Company’s Audit Committee members in their respective offices occurred on January 2010, after the end of the fiscal year.

2. Allocation of the net profits of the fiscal year ended December 31st, 2009 and payment of dividends in the amount of R$50,716,096.23.

We herein propose the allocation of the net profits of the fiscal year ended December 31st, 2009 as indicated in the Financial Statements and payment of dividends in the total amount of R$50,716,096.23, as detailed in Exhibit I attached hereto, prepared in accordance with item II of Paragraph 1 of Article 9 of CVM Instruction 481/09.

Furthermore, we herein propose that the Board of Directors further establishes the date of payment of such dividends, within the calendar year of 2010, based on the shareholding position of April 27, 2010, after closing of trading session, for shareholders holding shares negotiated at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, and of April 30, 2010 for shareholders holding ADRs negotiated at NYSE, with no monetary adjustments. The shares and ADRs will be negotiated ex-dividends as of April 28, 2010.

3. Appointment of members of the Company’s Board of Directors due to the expiration of the term of office.

As per the recommendation of the Company’s Nomination and Corporate Governance Committee, we herein propose the reelection of the current members of the Company’s Board of Directors, for a term of office ending on the date of the Annual General Shareholders’ Meeting to be held in 2012, as follows: (i) Gary Robert Garrabrant, North American citizen, married, businessman, bearer of United States Passport No. 0258762 and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 743.170.831 -91; (ii) Thomas Joseph McDonald, North American citizen, married, businessman, bearer of United States Passport No. 700.909.550 and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 741.625.861 -87; (iii) Caio Racy Mattar, Brazilian citizen, married, civil engineer, bearer of the Brazilian Identity Card (RG) No. 5.396.320 -9, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 034.118.768 -24; (iv) Richard L. Huber, North American citizen, married, businessman, bearer of the Identity Card (RNE) No. W230612-E and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 020.363.638 -49; (v) Gerald Dinu Reiss, naturalized Brazilian citizen, married, engineer, bearer of the Brazilian Identity Card (RG) No. 3.175.254, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 232.318.908 -53; and (vi) José Écio Pereira da Costa Júnior, Brazilian citizen, married, business administrator and accountant, bearer of the Brazilian Identity Card (RG) No. 4.762.308, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 359.920.858 -15. The last four candidates are indicated as independent members. In accordance with Article 10 of CVM Instruction 481/09, information on the candidates supported by the Company’s management is detailed in Exhibit II attached hereto.

4. Establishment of the amount of the global compensation of the Company’s management for 2010.

We herein propose the global compensation of the management of the Company in an amount up to R$9,695,281.00.

The relevant information for the analysis of the proposal concerning the compensation of the Company’s management, as established by Article 12 of CVM Instruction 481/09, may be found under item 13 of the Company’s Reference Form (Formulário de Referência), available at the Company’s headquarters, in its Investors Relations website (www.gafisa.com.br/ri/), and in the websites of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Brazilian Securities Commission (www.cvm.gov.br).

Extraordinary General Shareholders’ Meeting:

1. Amendment to Article 5 and to other provisions of Company’s Bylaws referred to in the Call Notice.

We herein propose the amendment to Article 5 and to other provisions of Company’s Bylaws referred to in the Call Notice, as indicated in Exhibit III attached hereto. Aforementioned Exhibit III contains the draft of the Company’s Bylaws, highlighting the proposed changes, as well as information on the ground and justification of each proposal and the analysis of the legal and economic effects of such proposed amendments, when appropriate, as required by Article 11 of CVM Instruction 481/09.

2. Consolidation of Company’s Bylaws.

We herein propose the approval of the consolidated Bylaws of the Company in the form of Exhibit IV attached hereto.

3. Constitution of a fiduciary assignment over real estate properties.

We herein propose the approval, as guaranty for the Company’s obligations under its 7th issuance of debentures, non-convertible into shares, in one single and indivisible lot, in one single series, with floating guarantee (garantia flutuante) and additional guarantees (including in rem guarantees), for public distribution (“7th Issuance”), approved in the Extraordinary General Shareholders’ Meeting held on November 16, 2009, of the constitution of a fiduciary assignment over the real estate properties of the projects financed by the 7th issuance, in favor of the Debenture Holder, represented by the Fiduciary Agent.

We herein propose the approval of the constitution of a fiduciary assignment over the real estate properties of the projects financed by the 7th issuance of debentures, non-convertible into shares, in one single and indivisible lot, in one single series, with floating guarantee (garantia flutuante) and additional guarantees (including in rem guarantees), for public distribution (“7th Issuance”), approved in the Extraordinary General Shareholders’ Meeting held on November 16, 2009, as guaranty for the Company’s obligations under the 7th issuance, in favor of the Debenture Holder, represented by the Fiduciary Agent.

São Paulo, March 26, 2010

Management of Gafisa S.A.

EXHIBIT I

(in accordance with Exhibit 9-1-II of CVM Instruction No. 481 of December 17, 2009)

1. Net profits of the fiscal year:
R$213,541,457.80.

2. Global amount and amount per share of dividends, including interim dividends and interest on net equity (JCP):
Global amount of dividends and JCP (gross)	R$50,716,096.23
Global amount of dividends and JCP (net)	R$50,716,096.23

Global amount of dividends	R$50,716,096.23
Global amount of JCP (gross)	-
Global amount of JCP (net)	-

Dividends
Amount per share	R$0.12[1]

JCP
Amount per share (gross)	-
Amount per share (net)	-

3. Percentage of net profits of the fiscal year paid:
Percentage on the net profit
gross percentage	23.75%
net percentage	23.75%

4. Global amount and amount per share of dividends paid based on profit of preceding fiscal years:
There was no payment in 2009 of dividends based on profits of preceding fiscal years.

__________________________
1 Value per share as of the date of the management proposal; treasury shares were not taken into account. Such value may be adjusted up to the date of the Annual General Shareholders’ Meeting as a result of issuance of new shares by the Company.

5. After deduction of interim dividends and interest on net equity, information on:

a) Gross amount of dividend and of interest on net equity in a segregated form, per share of each share type and class.

Mandatory dividend paid: R$50.716.096,23 corresponding to R$0.12 per share (taking into account the share split approved on February 22, 2010), excluding treasury shares, which value may be adjusted up to the date of the Annual General Shareholders’ Meeting as a result of further issuance of new shares by the Company

b) Term and conditions of payment of dividends and interest on net equity. To be further determined by the Board of Directors.
c)Monetary adjustment and interest on dividends and on interest on net equity. Not applicable.
d) Date of statement of the dividends and interest on net equity payment for purposes of identifying the shareholders entitled to such payment. April 27, 2010.

6. In the event dividends or interest on net equity has been paid against profits registered in half-yearly balance sheets or balance sheets prepared in shorter periods:

a) Amount of dividends or interest on net equity paid.

b) Payments date.

Not applicable.

7. Comparative table indicating the following amounts per share for each share type and class:

a) Net profits of the current fiscal year and of the 3 preceding fiscal years.

Fiscal year:	Fiscal Year Profit (R$)
2009	R$213,541,457.80
2008	R$109,920,602.61
2007[1]	R$91,639,781.23
2006[1]	R$44,009,696.71

1The Company has re-presented its financial statements according to Brazilian GAAP for the years ending on December 31, 2006 and December 31, 2007 as a consequence of the adoption as from January 1, 2006 of the changes introduced by Law n. 11,638/07 and new rules enacted by CPC in 2008. Amounts previously presented: R$113,602,924.00 in 2007 and R$46,056,599.90 in 2006.

b) Dividend and interest on net equity paid in the 3 preceding fiscal years.

2009	Total Value and Value Per Share (R$)
R$50,716,096.23
Dividends	R$0.12 per share[2]
JCP (gross)	-
JCP (net)	-
2008	Total Value and Value Per Share (R$)
Dividends	R$26,106,142.88 R$0.20 per share
JCP (gross)	-
JCP (net)	-
2007	Total Value and Value Per Share (R$)
Dividends	R$26,980,694.26 R$0.21 per common share
JCP (gross)	-
JCP (net)	-
2006	Total Value and Value Per Share (R$)
Dividends	R$10,988,246.60 R$0.10 per common share
JCP (gross)	-
JCP (net)	-

______________________________
2 Value per share as of the date of the management proposal; treasury shares were not taken into account. Such value may be adjusted up to the date of the Annual General Shareholders’ Meeting as a result of issuance of new shares by the Company.

8. Allocation of profits to legal reserve:
a) Amount allocated to the legal reserve: R$10,677,072.89.
b) Information on the calculation of the legal reserve:
Pursuant to Paragraph 2 of Article 36 of Company’s Bylaws, 5% of net profit of the fiscal year shall be allocated to the legal reserve up to 20% of Company’s share capital or up to the limit provided by Paragraph 1 of Article 193 of Law No. 6,404/76.

9. Fixed or minimum dividends:
a) Information on the calculation of the fixed or minimum dividends. Not applicable due to the fact that the Company does not issue preferred shares.
b) Information on whether the profits of the fiscal year are sufficient to the full payment of fixed or minimum dividends.
Not applicable due to the fact that the Company does not issue preferred shares.
c) Information on whether any portion of non-paid dividend is cumulative. Not applicable due to the fact that the Company does not issue preferred shares.
d) Information on the global amount of fixed or minimum dividends to be paid to each class of preferred shares. Not applicable due to the fact that the Company does not issue preferred shares.
e) Information on the amount of fixed or minimum dividend to be paid per preferred share of each class. Not applicable due to the fact that the Company does not issue preferred shares.

10. Mandatory dividend:
a) Information on the calculation of the mandatory dividend according to Company’s bylaws:
Pursuant to Paragraph 2 of Article 36 of Company’s bylaws, after allocation of 5% of net profit of the fiscal year to the legal reserve up to the limit of 20% of Company’s share capital or the limit provided by Paragraph 1st of Article 193 of Law No. 6,404/76, 25% of the balance, adjusted in accordance with Article 202 of Law No. 6,404/76, shall be paid as mandatory dividend to all Company’s shareholders.
b) Information on whether the mandatory dividend has been fully paid:
Mandatory dividend was fully paid.
c) Information on retention of any portion of the mandatory dividend.
Not applicable due to the fact that mandatory dividend will be fully paid.

11. Retention of Mandatory Dividend:
a) Information on any withheld amount. Not applicable, since there will be no retention of mandatory dividend.
b) Description of Company’s financial condition, addressing aspects related to liquidity analysis, working capital and positive cash flows.
Not applicable, since there will be no retention of mandatory dividend.
d) Reason for withholding mandatory dividend. Not applicable, since there will be no retention of mandatory dividend.

12. Allocation of profit to the reserve for contingencies.
a) Amount allocated to the reserve for contingencies. Not applicable, since there will be no allocation to the reserve for contingencies.
b) Information on the loss that was judged probable and its cause. Not applicable, since there will be no allocation to the reserve for contingencies.
c) Reasons why the loss was judged probable. Not applicable, since there will be no allocation to the reserve for contingencies.
d) Reasons for creation of the reserve. Not applicable, since there will be no allocation to the reserve for contingencies.

13. Allocation of profit to the reserve for realizable profits.
a) Amount allocated to the reserve for realizable profits. Not applicable, since there will be no allocation to the reserve for realizable profits.
b) Nature of the non-realized profit which gave reason to the creation of the reserve. Not applicable, since there will be no allocation to the reserve for realizable profits.

14. Allocation of profit to statutory reserves.

a) Provisions of the bylaws which authorizes the creation of the reserve.

Company’s bylaws provides that an amount not greater than 71.25% of the net profit may be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose. The amount allocated to this statutory reserve may not exceed 80% of Company’s corporate capital. Should the reserve reach such limit, the shareholders in a general meeting shall decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

b) Amount allocated to the reserve.

Statutory Reserve
Allocation proposal	R$152,148,282.68

c) Calculation of the amount to be allocated to the reserve.

Calculation of the Statutory Reserve (R$)
Net profit of the fiscal year	R$213,541,457.80
Accrued losses	-
Legal Reserve	R$10,677,072.89
Reserve for tax incentives (ICMS e IR)	-

Sub-total	R$202,864,384.91

Dividends	R$50,716,096.23
Interest on net equity	-

sub-total	R$152,148,288.68

Statutory Reserve	R$152,148,288.68

15. Retention of profits under approved budget:
a) Amount allocated to the reserve. Not applicable, since there will be no allocation to such reserve.
b) Copy of the approved budget: Not applicable, since there will be no allocation to such reserve.

16. Allocation of profit to reserve for tax incentives:
a) Amount allocated to the reserve. Not applicable, since there will be no allocation to reserve for tax incentives.
b) Information on the nature of the allocation. Not applicable, since there will be no allocation to reserve for tax incentives.

EXHIBIT II

(in accordance with items 12.6 to 12.10 of Exhibit 24 of the CVM Instruction 480 of December 17, 2009)

1. Candidates to the Board of Directors indicated by the Company’s management:

The management of the Company recommends the reelection of the current members of the Board of Directors, whose main information may be found below:

a) Name	b) Age	c) Profession	d) CPF or Passport Number	e) Position	f) Election Date	g) Investiture Date	h) Term of Office	i) Other Offices	j) Elected by the Majority Shareholder
BOARD OF DIRECTORS
Gary Robert Garrabrant	55 years old	Businessman	CPF/MF n. 743.170.831-91	Member of the Board of Directors	Proposal to be submitted to Company’s shareholders at the Annual Shareholders Meeting to be held on April 27, 2010.	Not applicable.	If reelection is approved, term of office until Annual Shareholders Meeting to be held in 2012.	Current member of the Investment Committee and the Compensation Committee of the Company	Candidate indicated by the management of the Company.
Thomas Joseph McDonald	45 years	Businessman	CPF/MF nº741.625.861/87	Member of the Board of Directors	Proposal to be submitted to Company’s shareholders at the Annual Shareholders Meeting to be held on April 27, 2010.	Not applicable.	If reelection is approved, term of office until Annual Shareholders Meeting to be held in 2012.	Current member of the Investment Committee, the Compensation Committee and the Nomination and Corporate Governance Committee of the Company	Candidate indicated by the management of the Company.
Caio Racy Mattar	52 years	Civil Engineer	CPF/MF nº 034.118.768-24	Member of the Board of Directors Independent Member	Proposal to be submitted to Company’s shareholders at the Annual Shareholders Meeting to be held on April 27, 2010.	Not applicable.	If reelection is approved, term of office until Annual Shareholders Meeting to be held in 2012.	Current member of the Compensation Committee and the Nomination and Corporate Governance Committee of the Company	Candidate indicated by the management of the Company.
Richard L. Huber	73 years	Businessman	CPF/MF nº 020.363.638-49	Member of the Board of Directors Independent Member	Proposal to be submitted to Company’s shareholders at the Annual Shareholders Meeting to be held on April 27, 2010.	Not applicable.	If reelection is approved, term of office until Annual Shareholders Meeting to be held in 2012.	Current member of the Audit Committee and Nomination and Corporate Governance Committee of the Company	Candidate indicated by the management of the Company.
Gerald Dinu Reiss	65 years	Engineer	CPF/MF nº 232.318.908-53	Member of the Board of Directors Independent Member	Proposal to be submitted to Company’s shareholders at the Annual Shareholders Meeting to be held on April 27, 2010.	Not applicable.	If reelection is approved, term of office until Annual Shareholders Meeting to be held in 2012.	Current member of the Audit Committee of the Company.	Candidate indicated by the management of the Company.
José Écio Pereira da Costa Junior	58 years	Business Administrator and Accountant	CPF/MF nº 359.920.858-15	Board of Member of the Board of Directors	Proposal to be submitted to Company’s shareholders	Not applicable.	If reelection is approved, term of office until Annual	Current member of the Audit Committee of	Candidate indicated by the management of the Company.

a) Name	b) Age	c) Profession	d) CPF or Passport Number	e) Position	f) Election Date	g) Investiture Date	h) Term of Office	i) Other Offices	j) Elected by the Majority Shareholder
				Independent Member	at the Annual Shareholders Meeting to be held on April 27, 2010.		Shareholders Meeting to be held in 2012.	the Company.

2. Members of statutory committees, audit committees, risk committees, financial committees and compensation committee:

Not applicable.

3. In relation to each candidate to the Board of Directors:

a) Curriculums:

Gary R. Garrabrant. In the last 5 years, he has acted as (i) Chief Executive Officer of Equity International, company whose main activity is the investment in real state companies; (ii) member of the Board of Directors of Construtora Tenda S.A., publicly-held company whose main activity is the development of real state projects; (iii) member of the Board of Directors of Gafisa S.A., publicly-held company whose main activity is the construction and the development of real state projects; (iv) Vice Chief Executive Officer of Homex, publicly-held company registered in the United States of America, whose main activity is the construction and the development of real state projects; (v) Officer of NH Hoteles, publicly-held company registered in Spain, whose main activity is holding interest in hotels; and (vi) Officer of Brazilian Finance and Real State S.A., publicly-held company whose main activity is the investment in real state companies. Construtora Tenda S.A. is a subsidiary of Gafisa S.A. and Equity International indirectly controls EI Fund IV Pronto, LLC and EIP Brazil Holdings, LLC, shareholders of Gafisa S.A., being the last three companies part of the same economic group.

Thomas J. McDonald. In the last 5 years, he has acted as (i) Strategic Officer of Equity International, company whose main activity is the investment in real state companies; (ii) member of the Board of Directors of Construtora Tenda S.A., publicly-held company whose main activity is the development of real state projects; (iii) member of the Board of Directors of Gafisa S.A., publicly-held company whose main activity is the construction and the development of real state projects; and (iv) member of the Board of Directors of BR Malls Participações S.A., publicly-held company whose main activity is holding interest in malls. Construtora Tenda S.A. is a subsidiary of Gafisa S.A. and Equity International indirectly controls EI Fund IV Pronto, LLC and EIP Brazil Holdings, LLC, shareholders of Gafisa S.A., being the last three companies part of the same economic group.

Caio Racy Mattar. In the last 5 years, he has acted as (i) Investment and Construction Officer and Vice Chief Executive Officer of Companhia Brasileira de Distribuição, publicly-held company whose main activity is the commercialization of products; (ii) member of the Board of Directors of Sendas Distribuidora S.A.; (iii) member of the Board of Directors of Paramount Têxteis Indústria e Comércio S.A., publicly-held company whose main activity is the manufacturing, commercialization, import and export of textile products; and (iv) member of the Board of Directors of Gafisa S.A., publicly-held company whose main activity is the construction and the development of real state projects. None of the companies above is part of the economic group of Gafisa S.A.

Richard L. Huber. In the last 5 years, he has acted as (i) Chief Executive Officer and member of the Board of Directors of American Comercial Barge Line, company whose main activity is the inland marine transportation in the Mississipi River; (ii) member of the Board of Directors of Covanta Energy Corporation, company whose main activity is the transformation of waste in electricity, (iii) member of the Board of Directors of AquaBounty Technology, company whose main activity is the development of a transgenic fish; and (iv) member of the Board of Directors of Gafisa S.A., publicly-held company whose main activity is the construction and the development of real state projects. None of the companies above is part of the economic group of Gafisa S.A.

Gerald Dinu Reiss. In the last 5 years, he has acted as (i) Officer of Reiss & Castenheira Consultoria e Empreendimentos Ltda., company whose main activity is the business consult, being responsible for projects involving business restructuring; (ii) member of the Board of Directors of Odontoprev S.A., publicly-held company whose main activity is to operate private dental care insurance plans; (iii) member of the Board of Directors of Gafisa S.A., publicly-held company whose main activity is the construction and the development of real state projects; and (iv) member of the Board of Directors of Companhia Brasileira de Distribuição, publicly-held company whose main activity is the commercialization of products. Besides, he has acted as Planning and Development Officer of Grupo Ultra, as member of the Board of Directors of CAEMI Mineração e Metalúrgica S.A., and as member of the Board of Directors of Petróleo Brasileiro S.A. - Petrobrás. None of the companies above is part of the economic group of Gafisa S.A.

José Écio Pereira da Costa Junior. In the last 5 years, he has acted as (i) Auditing Partner of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., company whose main activity is the auditing, tax and managerial consulting; (ii) Partner and Officer of JEPereira Consultoria em Gestão de Negócios S/S Ltda, company whose main activity is the managerial consulting in general; (iii) member of the Board of Directors and President of the Audit Committee of Gafisa S.A., publicly-held company whose main activity is the construction and the development of real state projects; (iv) member of the Audit Committee of Zamprogna S.A., and (v) member of the Audit Committee of Fibria S.A. None of the companies above is part of the economic group of Gafisa S.A.

b) Judicial and administrative convictions (including criminal):

Mr. Gary Robert Garrabrant states, to all legal purposes that, in the last 5 years, he has not been subject to effects of any criminal conviction, of any conviction or imposition of penalty under an administrative proceeding before the Brazilian Security and Exchange Commission (CVM) and of any final conviction not subject to appeal, whether in judicial or administrative sphere, that may have resulted in the suspension or the inability to practice any professional or commercial activity.

Mr. Thomas J. McDonald states, to all legal purposes that, in the last 5 years, he has not been subject to effects of any criminal conviction, of any conviction or imposition of penalty under an administrative proceeding before the Brazilian Security and Exchange Commission (CVM) and of any final conviction not subject to appeal, whether in judicial or administrative sphere, that may have resulted in the suspension or the inability to practice any professional or commercial activity.

Mr. Caio Racy Mattar states, to all legal purposes that, in the last 5 years, he has not been subject to effects of any criminal conviction, of any conviction or imposition of penalty under an administrative proceeding before the Brazilian Security and Exchange Commission (CVM) and of any final conviction not subject to appeal, whether in judicial or administrative sphere, that may have resulted in the suspension or the inability to practice any professional or commercial activity.

Mr. Richard L. Huber states, to all legal purposes that, in the last 5 years, he has not been subject to effects of any criminal conviction, of any conviction or imposition of penalty under an administrative proceeding before the Brazilian Security and Exchange Commission (CVM) and of any final conviction not subject to appeal, whether in judicial or administrative sphere, that may have resulted in the suspension or the inability to practice any professional or commercial activity.

Mr. Gerald Dinu Reiss states, to all legal purposes that, in the last 5 years, he has not been subject to effects of any criminal conviction, of any conviction or imposition of penalty under an administrative proceeding before the Brazilian Security and Exchange Commission (CVM) and of any final conviction not subject to appeal, whether in judicial or administrative sphere, that may have resulted in the suspension or the inability to practice any professional or commercial activity.

Mr. José Écio Pereira da Costa Junior states, to all legal purposes that, in the last 5 years, he has not been subject to effects of any criminal conviction, of any conviction or imposition of penalty under an administrative proceeding before the Brazilian Security and Exchange Commission (CVM) and of any final conviction not subject to appeal, whether in judicial or administrative sphere, that may have resulted in the suspension or the inability to practice any professional or commercial activity.

3. Marital relationships, stable partnerships or family relationships up to second degree between:

a) members of the management of the Company:
There is no marital relationship, stable partnership or family relationship up to second degree involving the candidates to the Board of Directors, whether between them or with other members of the management of the Company.

Besides, in accordance with the Company’s Code of Ethics, it is not allowed to hire employees’ relatives of 1st degree: father, mother, sons/daughters, brothers/sisters, spouses, cousins, uncles/aunts and nephews/nieces. It is also not allowed stable relationships among employees.

b) (i) members of the management of the Company and (ii) members of the management of companies directly or indirectly controlled by the Company.
There is no marital relationship, stable partnership or family relationship up to second degree existent involving the candidates to the Board of Directors and members of the management of direct and indirect controlled companies of the Company.

Besides, in accordance with the Company’s Code of Ethics, controlled companies are not allowed to hire relatives of 1st degree of employees of the Company: father, mother, sons/daughters, brothers/sisters, spouses, cousins, uncles/aunts and nephews/nieces. Stable relationships between employees of the Companies and employees of companies directly or indirectly controlled by the Company are also not allowed.

c) (i) members of the management of the Company or of its controlled (whether directly or indirectly) companies and (ii) direct or indirect controlling shareholders of the Company.
There is no situation as the one described above.

d) (i) members of the management of the Company and (ii) members of the management of direct or indirect controlling shareholders of the Company.
There is no situation as the one described above.

4. Subordination relation, rendering of services or control sustained in the preceding 3 fiscal years between the candidates to the Board of Directors and:

a) a company directly or indirectly controlled by the Company
Not applicable.

b) direct or indirect controlling shareholder of the Company
Not applicable.

c) supplier, client, debtor or creditor of the Company, of their controlled companies or controllers, or of controlled companies of any of the aforementioned persons, if relevant.
The Code of Ethics of the Company forbids any relationship of this kind.

Additionally, in accordance with internal regulation of the Audit Committee of the Company, such Committee is responsible to establish the guidelines for the Company for hiring employees or ex-employees of independent auditors.

EXHIBIT III

III.1. DRAFT OF THE BYLAWS HIGHLIGHTING PROPOSED CHANGES

GAFISA S.A.

CNPJ/MF no. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

CVM no. 01610-1

BYLAWS

CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly-held corporation with authorized capital, governed by these Bylaws and applicable law.

Article 2. The Company’s headquarters and forum are located in the city of São Paulo, State of São Paulo. The Company may, by resolution adopted by the Board of Directors, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

~~§ 1.~~ Sole Paragraph. The power to open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad referred to in this article may, by resolution adopted by the Board of Directors, be delegated to the Chief Executive Officer.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except in the situation provided in Art.~~21 (r) and Art. 30~~ 34, §1, in which case prior approval of the Board of Directors will not be required.

Article 4. The Company has an indefinite term of duration.

CHAPTER II

CAPITAL AND SHARES

Article 5. The capital of the Company is R$ ~~1,627,274,152.14,~~ 2.691.217.592,78, which is fully paid-in and divided into ~~334,154,~~ 419.336.274 common shares, all registered, book-entry and without par value.

§ 1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§ 2. Each common share carries the right to one vote on resolutions at General Meetings of Shareholders.

§ 3. The Company may not issue preferred shares or participation certificates (partes beneficiárias).

§ 4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law 6404/76.

Article 6. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution adopted by the shareholders in General Meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a mandatory public tender offer pursuant to articles 257 to 263 of Law 6404/76. Pursuant to article 171§3 of Law 6404/76, there shall be no preemptive rights on the grant and exercise of the share purchase options.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 8. A General Meeting of Shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§ 1. General Meetings of Shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling General Shareholders’ Meetings, any General Meeting attended by all shareholders shall be considered to have been regularly called.

§ 2. General Meetings of Shareholders shall be called to order and chaired by the Chairman of the Board of Directors or, in his absence, by a shareholder appointed by the shareholders at the General Meeting. The Chairman of the General Meeting shall choose one of those present at the meeting to act as secretary.

§ 3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§ 4. The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.

§ 5. Shareholders which appear at a General Meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

Article 9. In addition to the matters provided for by the law, the Shareholders in General Meeting shall:

a) decide on the Company’s exit from the Novo Mercado of the São Paulo Stock Exchange – BOVESPA (“Novo Mercado”), which shall be communicated to the São Paulo Stock Exchange – BOVESPA in writing, 30 (thirty) days in advance;

b) subject always to the provisions of Article 11, choose, from among the three qualified institutions indicated on a list prepared by the Board of Directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

c) resolve cases on which these Bylaws are silent, subject to the provisions of Law 6404/76.

Sole Paragraph. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, the public tender offer to be made by the Controlling Shareholder or the Company, as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 9(b) and which complies with the Novo Mercado Listing Rules.

Article 10. The choice of the specialized institution or firm responsible for the determination of the Company’s ~~E~~economic ~~V~~value, referred to in Article 9(b) of these Bylaws, shall be made by the majority of votes cast by holders of Outstanding Shares present at the General Meeting in question, blank votes not being computed. The quorum for the General Meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

§ 1. For purposes of these Bylaws:

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s officers and directors and treasury shares;
“Controlling Shareholder” means the shareholder or Shareholder Group that exercises Control of the Company;
“Shareholder Group” means a group of two or more persons (a) that are bound by contracts or agreements of any nature, including shareholders’ agreements, whether written or oral and whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (b) among whom there is a direct or indirect Control relationship; or (c) that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and any other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their managers or administrators in common;
“Control” (and the related terms “Controlling Company”, “Controlled Company” and “under Common Control”) means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last three General Shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital; and

“Diffuse Control” means Control exercised by a shareholder holding less than 50% (fifty percent) of the Company’s capital, or by shareholder(s) which do not constitute a Shareholder Group.

Article 11. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 9(b) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

CHAPTER IV

MANAGEMENT

SECTION IV.I. - GENERAL RULES

Article12. The Company is managed by the Board of Directors (Conselho de Administração) and the Executive Board (Diretoria).

Article 13. The members of the Board of Directors and the Executive Board shall be invested in their respective offices within thirty days from the date they were appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the Board of Directors and the Board of Executive Officers in their respective offices is conditional upon (i) the execution of the Statement of Consent from Senior Managers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Listing Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article 14. The Board of Directors may create advisory committees to assist the members of the Board of Directors, and determine the composition and specific responsibilities of such committees.

Article 15. The Shareholders in General Meeting shall determine, on an individual or global basis, the remuneration of the Company’s directors, officers and members of its advisory committees. Where the remuneration is fixed on a global basis, the Board of Directors shall determine the amounts to be paid to each individual. Where applicable, the Board of Directors shall also distribute the share in profits fixed by the Shareholders in General Meeting.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Article 16. The Board of Directors is composed of at least five (5) and no more than nine (9) effective members (the election of alternates being permitted), all of whom shall be shareholders, elected and removable at any time by the Shareholders in General Meeting, with an unified term of office of two (2) years, re-election being permitted.

Article 17. At least 20% of the effective members of the Board of Directors shall be Independent Members.

§ 1. When a fractional number of directors results from compliance with the percentage referred to above, the fraction shall be rounded (i) to the next highest whole number, where the fraction is 0.5 or greater; and (ii) to the next lowest whole number, where the fraction is less than 0.5.

§ 2. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capital; (ii) is not a Controlling Shareholder, nor a spouse or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to a company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (v) is not an employee, officer or director of a company or entity offering services and/products to, or requesting services and/or products from, the Company; (vi) is not a spouse or relative up to the second degree of any of the Company’s officers or directors; and (vii) does not receive any remuneration from the Company except that payable to directors (cash earnings generated by holdings in the Company’s capital are excluded from this restriction).

§ 3. Members of the Board of Directors elected in the manner provided for in Article 141 §§4 and 5 of Law 6404/76 shall also be considered to be Independent Members.

Article 18. The Board of Directors shall have a Chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the Chairman, the chairmanship shall be assumed by the member previously designated by the Chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§ 1. Pursuant to article 150 of Law 6404/76, in the case of vacancy of a sitting member of the Board of Directors, the remaining members of the Board of Directors shall indicate one substitute, who shall remain in the office until the next General Meeting to be held after that date, when a new board member shall be elected to finish the mandate. An Independent Board Member, in accordance with the Novo Mercado Listing Rules, shall only be substituted by another Independent Board Member.

§ 2. For the purposes of this Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§ 3. Respecting the provision of the head of this Article in relation to the Chairman, in case of the temporary absence of any member of the Board of Directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Board Member, in accordance with the Novo Mercado Listing Rules, shall only be substituted by another Independent Board Member.

Article 19. The Board of Directors shall meet at least quarterly. Meetings of the Board of Directors shall be called by the Chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of Directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the Board of Directors shall be considered to have been regularly called.

Article 20. The quorum for Board of Directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the Chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§ 1. The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§ 2. Directors may be represented at meetings of the Board of Directors by another director, to whom special powers have been granted. The directors may also participate in meetings by telephone or video conference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the Chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the Chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

Article 21. It addition to such other powers and duties conferred on it by law and these Bylaws, the Board of Directors shall have powers to:

a) fix the general direction of the Company’s business;
b) approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);
c) attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly compensation of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 15 of these Bylaws;
d) elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws;
e) supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;
f) determine the general compensation criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;
g) instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;
h) in accordance with a plan approved by the Shareholders in General Meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;
i) call General Shareholders’ Meetings;
j) submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;
k) issue its opinion on the Executive Board’s management report and accounts, and authorize the distribution of interim dividends;

l) attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;
m) authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;
n) appoint and dismiss the Company’s independent auditors;
o) approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;
p) approve the issue of simple non-convertible debentures, without real security;
q) approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;
r) unless provided for in the annual budget or in the business plan then in effect, approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders;
s) authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);
t) approve any change in the Company’s headquarters, and the opening, transfer or extinction of branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad, with the exception of the incorporation of, or acquisition of interests in, special purpose companies (“SPCs”) and/or consortiums which have as their corporate purpose the promotion, management, development, construction and sale of real estate projects, which shall be subject only to the provisions of Art ~~30~~34, §1;
u) authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason of a substantial part of the Company’s permanent assets, permanent assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (s) above), when such transactions are not provided for in the annual budget;
v) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery; and

w) establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article ~~5 §4~~9 (b) of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer.

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article 22. The Executive Board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.

Article 23. The Executive Board is not a collegiate body, but it may meet whenever necessary to deal with operational matters, at the discretion of the Chief Executive Officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the Executive Board is a majority of the Company’s officers.

Article 24. In the event of a vacancy on the Executive Board, or incapacity of an officer, the Board of Directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 25. The Executive Board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the Board of Directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 26. ~~From among the~~ The officers of the Company shall~~, one shall~~ be appointed as Chief Executive Officer (Diretor Presidente), ~~one~~ Chief Financial Officer (Diretor Financeiro), ~~one~~ Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação) and Institutional Relations Officer (Diretor de Relações Institucionais), and the remaining officers shall have no specific designation. Accumulation of functions is allowed.

Article 27. The Chief Executive Officer has the following powers and responsibilities:
a) to submit for approval by the Board of Directors the annual work plans and budgets, investment plans and new programs to expand the Company and its subsidiaries, causing the plans, budgets and programs to be carried out on the approved terms;
b) to formulate the Company’s operating strategies and directives and to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;
c) to supervise all the Company’s activities;
d) to coordinate and supervise the work of the Executive Board, and to call and chair its meetings; and e) to perform such other duties as may be assigned by the Board of Directors.

Article 28. In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (BOVESPA), and for maintaining the Company’s registration up to date, in accordance with the regulations issued by the CVM.

Article 29. The duties of the Chief Financial Officer ~~and each of the~~ are:

a) to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;
b) to define Company’s strategies and guidelines, through the annual planning of actions and the preparation of the budget, jointly with the other officers;
c) to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;
d) to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;
e) to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels accepted by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;
f) to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;
g) to participate in executive committee meetings, in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and
h) to ensure that the Personnel and Management department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources.

Article 30 - The duties of the Superintendent Officer of Construction are:

a) to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit;
b) to define short, medium and long term guidelines for the Company’s strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;
c) to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for the region;
d) to ensure that the Personnel department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources;
e) to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving Company’s business;

f) to provide guidelines and to monitor the budget aiming at the feasibility of new undertakings;
g) to ensure the due management of the Company’s funds as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health;
h) to represent the Company before clients, press, market and legal, corporate and governmental bodies, protecting Company’s interests and watching over Company’s image; and
i) to arrange new partnerships aiming at the feasibility of new undertakings.

Article 31 - The duties of the Superintendent Officer of Incorporation are:

a) to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results;
b) to define short, medium and long term guidelines for the Company’s strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;
c) to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for the region;
d) to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;
e) to ensure that the Personnel department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources;
f) to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving the Company’s business;
g) to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;
h) to ensure the due management of the Company’s funds as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health;
i) to represent the Company before clients, press, market and legal, corporate and governmental bodies, protecting Company’s interests and watching over the Company’s image;
j) to monitor and to guide the real state counsel; and

k) to accompany actions and results of marketing and sales, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities.

Article 32 - The duties of the Institutional Relations Officer are:

a) comprise the contact with all public agencies and professional associations, giving support to land regularization proceedings;
b) to give support to the search of new incorporation partners;
c) to be responsible for the Company’s police/strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community; and
d) to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image.

Article 33 – The other officers without specific designation shall have the functions attributed to them by the Board of Directors.

Article ~~30~~34. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

a) any two officers;
b) any officer acting jointly with an attorney-in-fact with specific powers; or
c) two attorneys-in-fact with specific powers.

§ 1. The Company shall be represented in accordance with the immediately preceding provisions of this Article in the incorporation of, or acquisition of interests in, special purpose companies (“SPCs”) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§ 2. The Company may be represented by a single officer, without the formalities provided for in this Article ~~30~~34, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§ 3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

CHAPTER V
AUDIT COMMITTEE (CONSELHO FISCAL)

Article ~~31~~35. The Audit Committee shall be installed only at the request of shareholders and shall have the powers, duties and responsibilities established by law. The Audit Committee shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.

Article ~~32~~36. The Audit Committee is composed of three (3) effective members and an equal number of alternates, all elected by the Shareholders in General Meeting.

§ 1. The remuneration of the members of the Audit Committee shall be fixed at the General Shareholders’ Meeting at which they are elected.

§ 2. The investiture of the members of the Audit Committee members is conditional upon their execution of the Statement of Consent from Audit Committee Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Listing Rules.

Article ~~33~~37. The Audit Committee shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI
FISCAL YEAR, BALANCE SHEET AND RESULTS

Article ~~34~~38. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article ~~35~~39. The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§ 1. The dividends distributed under the terms of this Article ~~35~~39 shall be attributed to the mandatory dividend.

§ 2. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

Article ~~36~~40. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§ 1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the Board of Directors.

§ 2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:
a) 5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193 §1 of Law 6404/76;
b) from the remaining net profits for the year, after the deduction referred to in item (a) of this Article and the adjustment provided for in Article 202 of Law 6404/76, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and
c) an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§ 3. The reserve established in item (c) above may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the Shareholders in General Meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§ 4. After the distribution provided for in the previous paragraphs, the Shareholders in General Meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the Board of Directors and subject to applicable law.

CHAPTER VII

CONTROL AND DIFFUSE CONTROL

Article ~~37~~41. Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.

Article ~~38~~42. The public tender offer referred to in the Article ~~37~~41 shall also be made:

a) in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; and
b) in the event of a disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to the São Paulo Stock Exchange – BOVESPA the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Sole Paragraph. For purposes of these Bylaws:

“Disposal of Control” means the transfer to a third party, for value, of Control Shares;
“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company; and
“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a disposal of control of the Company.

Article ~~39~~43. Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:

a) make the public tender offer referred to in Article ~~37~~41;
b) compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying the difference between the price paid to the Disposing Controlling Shareholder and the price paid on the stock exchange for shares in the Company during the said six-month period, duly adjusted for inflation; and
c) take such action as may be necessary to restore the free float of the Company’s shares to at least 25% (twenty-five percent) of the total outstanding shares in the Company, within the six (6) months following the acquisition of Control.

Article ~~40~~44. The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

Sole Paragraph. For purposes of these Bylaws:

“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;
“Disposal of Company Control” means the transfer, for value, of Control Shares; and
“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.

Article ~~41~~45. In the case of Diffuse Control over the Company:

a) whenever the Shareholders in General Meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the General Meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and
b) whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, but without cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the shareholders which voted in favor of the exit at the General Meeting.

Article ~~42~~46. In the case of Diffuse Control over the Company, where BOVESPA determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.

§ 1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article ~~42~~46 is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§ 2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article ~~42~~46 shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by BOVESPA for this purpose, whichever is shorter.

Article ~~43~~47. In the case of Diffuse Control, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from:

a) a resolution adopted at a General Meeting of Shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and

b) an act or event of management, the Company shall make a public tender offer for cancellation of its registration as a publicly-held company, directed to all the Company’s shareholders. In the event the Shareholders in General Meeting resolve to maintain the Company’s registration as a publicly-held company registration, the public tender offer shall be made by the shareholders which voted in favor of the resolution.

CHAPTER VIII
LIQUIDATION

Article  ~~44~~48. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Audit Committee, which shall function during the period of liquidation. The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER IX
ARBITRATION

Article ~~45~~49. The Company and its shareholders, officers, directors and members of the Audit Committee are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular, the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6.404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the capital market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

CHAPTER X
GENERAL PROVISIONS

Article ~~46~~50. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6.404/76. The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

III.2. REPORT ON THE PROPOSED AMENDMENTS TO THE BYLAWS

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
CHAPTER I NAME, HEADQUARTERS, PURPOSE AND DURATION	Unaffected.	Not applicable.
Article 1. Gafisa S.A. (the “Company”) is a publicly-held corporation with authorized capital, governed by these Bylaws and applicable law.	Unaffected.	Not applicable.
Article 2. The Company’s headquarters and forum are located in the city of São Paulo, State of São Paulo. The Company may, by resolution adopted by the Board of Directors, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.	Unaffected.	Not applicable.
Sole Paragraph. The power to open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad referred to in this article may, by resolution adopted by the Board of Directors, be delegated to the Chief Executive Officer.	Unaffected.	Not applicable.
Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.	Unaffected.	Not applicable.
Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except as provided in Art. 21 (r) and Art. 30§1.	Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except in teh situation provided in Art. 34, §1, in which case prior approval of the Board of Directors will not be required.	Amendment proposed to adjust the reference to other articles of the Bylaws. There is no economic effect resulting from the proposed change.
Article 4. The Company has an indefinite term of duration.	Unaffected.	Not applicable.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
CHAPTER II CAPITAL AND SHARES	Unaffected.	Not applicable.
sArticle 5. The capital of the Company is R$ 1,627,274,152.14, which is fully paid-in and divided into 334,154,274 common shares, all registered, book-entry and without par value.	Article 5. The capital of the Company is R$ 2,691,217,592.78, which is fully paid-in and divided into 419,336,274 common shares, all registered, book-entry and without par value.	Amendment proposed in order to reflect the increase to the corporate capital approved by the Board of Directors within the limit of the authorized capital at meetings held on March 23, 2010 and March 26, 2010. There is no economic effect resulting from the proposed change.
§ 1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.	Unaffected.	Not applicable.
§ 2. Each common share carries the right to one vote on resolutions at General Meetings of Shareholders.
§ 3. The Company may not issue preferred shares or participation certificates (partes beneficiárias).
§ 4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law 6404/76.

Article 6. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.
	Unaffected.	Not applicable.
Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution adopted by the shareholders in General Meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.
	Unaffected.	Not applicable.
Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a mandatory public tender offer pursuant to articles 257 to 263 of Law 6404/76. Pursuant to article 171§3 of Law 6404/76, there shall be no preemptive rights on the grant and exercise of the share purchase options.
	Unaffected.	Not applicable.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
CHAPTER III GENERAL MEETING OF SHAREHOLDERS	Unaffected.	Not applicable.
Article 8. A General Meeting of Shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.
	Unaffected.	Not applicable.
§ 1. General Meetings of Shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling General Shareholders’ Meetings, any General Meeting attended by all shareholders shall be considered to have been regularly called.
	Unaffected.	Not applicable.
§ 2. General Meetings of Shareholders shall be called to order and chaired by the Chairman of the Board of Directors or, in his absence, by a shareholder appointed by the shareholders at the General Meeting. The Chairman of the General Meeting shall choose one of those present at the meeting to act as secretary.

§ 3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.
§ 4. The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.
§ 5. Shareholders which appear at a General Meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

Article 9. In addition to the matters provided for by the law, the Shareholders in General Meeting shall:	Unaffected.	Not applicable.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
a) decide on the Company’s exit from the Novo Mercado of the São Paulo Stock Exchange – BOVESPA (“Novo Mercado”), which shall be communicated to the São Paulo Stock Exchange – BOVESPA in writing, 30 (thirty) days in advance;
	Unaffected.	Not applicable.
b) subject always to the provisions of Article 11, choose, from among the three qualified institutions indicated on a list prepared by the Board of Directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

c) resolve cases on which these Bylaws are silent, subject to the provisions of Law 6404/76.
Sole Paragraph. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, the public tender offer to be made by the Controlling Shareholder or the Company, as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 9 (b) and which complies with the Novo Mercado Listing Rules.
	Unaffected.	Not applicable.
Article 10. The choice of the specialized institution or firm responsible for the determination of the Company’s Economic Value, referred to in Article 9(b) of these Bylaws, shall be made by the majority of votes cast by holders of Outstanding Shares present at the General Meeting in question, blank votes not being computed. The quorum for the General Meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.
	Unaffected.	Not applicable.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
§ 1. For purposes of these Bylaws:	Unaffected.	Not applicable.
“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s officers and directors and treasury shares;
	Unaffected.	Not applicable.
“Controlling Shareholder” means the shareholder or Shareholder Group that exercises Control of the Company;
“Shareholder Group” means a group of two or more persons (a) that are bound by contracts or agreements of any nature, including shareholders’ agreements, whether written or oral and whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (b) among whom there is a direct or indirect Control relationship; or (c) that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and an y other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their managers or administrators in common;

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
“Control” (and the related terms “Controlling Company”, “Controlled Company” and “under Common Control”) means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last three General Shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital; and

“Diffuse Control” means Control exercised by a shareholder holding less than 50% (fifty percent) of the Company’s capital, or by shareholder(s) which do not constitute a Shareholder Group.
Article 11. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 9(b) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.
	Unaffected.	Not applicable
CHAPTER IV MANAGEMENT SECTION IV.I. - GENERAL RULES	Unaffected.	Not applicable.
Article12. The Company is managed by the Board of Directors (Conselho de Administração) and the Executive Board (Diretoria).	Unaffected.	Not applicable.
Article 13. The members of the Board of Directors and the Executive Board shall be invested in their respective offices within thirty days from the date they were appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.
	Unaffected.	Not applicable.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
Sole Paragraph. The investiture of the members of the Board of Directors and the Board of Executive Officers in their respective offices is conditional upon (i) the execution of the Statement of Consent from Senior Managers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Listing Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.
	Unaffected.	Not applicable.
Article 14. The Board of Directors may create advisory committees to assist the members of the Board of Directors, and determine the composition and specific responsibilities of such committees.	Unaffected.	Not applicable.
Article 15. The Shareholders in General Meeting shall determine, on an individual or global basis, the remuneration of the Company’s directors, officers and members of its advisory committees. Where the remuneration is fixed on a global basis, the Board of Directors shall determine the amounts to be paid to each individual. Where applicable, the Board of Directors shall also distribute the share in profits fixed by the Shareholders in General Meeting.
	Unaffected.	Not applicable.
SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)	Unaffected.	Not applicable.
Article 16. The Board of Directors is composed of at least five (5) and no more than nine (9) effective members (the election of alternates being permitted), all of whom shall be shareholders, elected and removable at any time by the Shareholders in General Meeting, with an unified term of office of two (2) years, re- election being permitted.
	Unaffected.	Not applicable.
Article 17. At least 20% of the effective members of the Board of Directors shall be Independent Members.	Unaffected.	Not applicable.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
§ 1. When a fractional number of directors results from compliance with the percentage referred to above, the fraction shall be rounded (i) to the next highest whole number, where the fraction is 0.5 or greater; and (ii) to the next lowest whole number, where the fraction is less than 0.5.
	Unaffected.	Not applicable.
§ 2. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capital; (ii) is not a Controlling Shareholder, nor a spouse or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to a company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (v) is not an employee, officer or director of a company or entity offering services and/products to, or requesting services and/or products from, the Company; (vi) is not a spouse or relative up to the second degree of any of the Company’s officers or directors; and (vii) does not receive any remuneration from the Company except that payable to directors (cash earnings generated by holdings in the Company’s capital are excluded from this restriction).

§ 3. Members of the Board of Directors elected in the manner provided for in Article 141 §§4 and 5 of Law 6404/76 shall also be considered to be Independent Members.
Article 18. The Board of Directors shall have a Chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the Chairman, the chairmanship shall be assumed by the member previously designated by the Chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.
	Unaffected.	Not applicable.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
-
§ 1 Pursuant to article 150 of Law 6404/76, in case of vacancy of a sitting member of the Board of Directors, the remaining members of the Board of Directors shall indicate one substitute, who shall remain in the office until the next General Meeting to be held after that date, when a new board member shall be elected to finish the mandate. An Independent Board Member, in accordance with the Novo Mercado Listing Rules, shall only be substituted by another Independent Board Member.

Improvement suggested by ANBIMA in the Relatório/ANBID/Protocolo 003/2010, for purposes of ruling the substitution of board members, in accordance with article 140, II, of Law 6404/76. There is no economic effect resulting from the proposed change.

-	§ 2 For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of a board member for more than three consecutive meetings.
Improvement suggested by ANBIMA in the Relatório/ANBID/Protocolo 003/2010, for purposes of ruling the substitution of board members, in accordance with article 140, II, of Law 6404/76. There is no economic effect resulting from the proposed change.

-
§ 3 Respecting the provision of the head of this Article in relation to the Chairman, in the case of the temporary absence of any member of the Board of Directors, he shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Board Member, in accordance with the Novo Mercado Listing Rules, shall only be substituted by another Independent Board Member.

Improvement suggested by ANBIMA in the Relatório/ANBID/Protocolo 003/2010, for purposes of ruling the substitution of board members, in accordance with article 140, II, of Law 6404/76. There is no economic effect resulting from the proposed change.

Article 19. The Board of Directors shall meet at least quarterly. Meetings of the Board of Directors shall be called by the Chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of Directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the Board of Directors shall be considered to have been regularly called.
	Unaffected.	Not applicable.
Article 20. The quorum for Board of Directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the
Chairman shall have, in addition to his own vote, a casting vote in the event of a tie.
	Unaffected.	Not applicable.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
§ 1. The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by the members present at the meeting.	Unaffected.	Not applicable.
§ 2. Directors may be represented at meetings of the Board of Directors by another director, to whom special powers have been granted. The directors may also participate in meetings by telephone or video conference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the Chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the Chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

Article 21. It addition to such other powers and duties conferred on it by law and these Bylaws, the Board of Directors shall have powers to:	Unaffected.	Not applicable.
a) fix the general direction of the Company’s business;	Unaffected.	Not applicable.
b) approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

c) attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly compensation of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 15 of these Bylaws;

d) elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws;
e) supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
f) determine the general compensation criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

g) instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

h) in accordance with a plan approved by the Shareholders in General Meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

i) call General Shareholders’ Meetings;
j) submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;
k) issue its opinion on the Executive Board’s management report and accounts, and authorize the distribution of interim dividends;
l) attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
m) authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

n) appoint and dismiss the Company’s independent auditors;
o) approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

p) approve the issue of simple non-convertible debentures, without real security;
q) approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;
r) unless provided for in the annual budget or in the business plan then in effect, approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders;

s) authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidat ed assets (the “Reference Value”);

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
t) approve any change in the Company’s headquarters, and the opening, transfer or extinction of branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad, with the exception of the incorporation of, or acquisition of interests in, special purpose companies (“SPCs”) and/or consortiums which have as their corporate purpose the promotion, management, development, construction and sale of real estate projects, which shall be subject only to the provisions of Art 30§1;

t) approve any change in the Company’s headquarters, and the opening, transfer or extinction of branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad, with the exception of the incorporation of, or acquisition of interests in, special purpose companies (“SPCs”) and/or consortiums which have as their corporate purpose the promotion, management, development, construction and sale of real estate projects, which shall be subject only to the provisions of Art 34, §1;
Amendment proposed to adjust the reference to other article of the Bylaws, considering the inclusion of new articles 29, 30, 31 and 32. There is no economic effect resulting from the proposed change.
u) authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason of a substantial part of the Company’s permanent assets, permanent assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (s) above), when such transactions are not provided for in the annual budget;
	Unaffected.	Not applicable.
v) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery; and

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
w) establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article 5 §4 of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer.

w) establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article 9 (b) of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer.
Amendment proposed to adjust the reference to other article of the Bylaws. There is no economic effect resulting from the proposed change.
SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)	Unaffected.	Not applicable.
Article 22. The Executive Board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.	Unaffected.	Not applicable.
Article 23. The Executive Board is not a collegiate body, but it may meet whenever necessary to deal with operational matters, at the discretion of the Chief Executive Officer, who shall also chair the meeting.
	Unaffected.	Not applicable.
Sole Paragraph. The quorum for meetings of the Executive Board is a majority of the Company’s officers.	Unaffected.	Not applicable.
Article 24. In the event of a vacancy on the Executive Board, or incapacity of an officer, the Board of Directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.
	Unaffected.	Not applicable.
Article 25. The Executive Board is composed of at least two (2)and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the Board of Directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.
	Unaffected.	Not applicable.
Article 26. From among the officers, one shall be appointed Chief Executive Officer (Diretor Presidente), one Chief Financial Officer (Diretor Financeiro), one Investor Relations Officer (Diretor de Relações com Investidores) and the remaining officers shall not have a specific designation. Accumulation of functions is allowed.

Article 26. The officers of the Company shall be appointed as Chief Executive Officer (Diretor Presidente), Chief Financial Officer (Diretor Financeiro), Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação) and Institutional Relations Officer (Diretor deRelações Institucionais), and the remaining officers shall have nospecific designation. Accumulation of functions is allowed.

Amendment proposed as a result of the improvement suggested by ANBIMA in the Relatório/ANBID/Protocolo 003/2010, for purposes of ruling the powers and duties of the board members, in accordance with article 143, IV, of Law 6404/76. There is no economic effect resulting from the proposed change.

Current Bylaws	Proposed Amendments to the Bylaws
Article 27. The Chief Executive Officer has the following powers and responsibilities:	Unaffected.	Not applicable.
a) to submit for approval by the Board of Directors the annual work plans and budgets, investment plans and new programs to expand the Company and its subsidiaries, causing the plans, budgets and programs to be carried out on the approved terms;

b) to formulate the Company’s operating strategies and directives and to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;
	Unaffected.	Not applicable.
c) to supervise all the Company’s activities;
d) to coordinate and supervise the work of the Executive Board, and to call and chair its meetings; and
e) to perform such other duties as may be assigned by the Board of Directors. Article 28. In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (BOVESPA), and for maintaining the Company’s registration up to date, in accordance with the regulations issued by the CVM.
	Unaffected.	Not applicable.
-
Article 29 - The duties of the Chief Financial Officer are: a) to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

Improvement suggested by ANBIMA in the Relatório/ANBID/Protocolo 003/2010, for purposes of ruling the powers and duties of the Chief Financial Officer, in accordance with article 143, IV, of Law 6404/76. There is no economic effect resulting from the proposed change.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification

b) to define Company’s strategies and guidelines, through the annual planning of actions and the preparation of the budget, jointly with the other officers;
c) to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;
d) to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;
e) to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels accepted by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;
f) to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;
g) to participate in executive committee meetings, in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and
h) to ensure that the Personnel and Management department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources.

-
Article 30 - The duties of the Superintendent Officer of Construction are: a) to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit; b) to define short, medium and long term guidelines for the Company’s strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

Improvement suggested by ANBIMA in the Relatório/ANBID/Protocolo 003/2010, for purposes of ruling the powers and duties of the company’s officers, in accordance with article 143, IV, of Law 6404/76. There is no economic effect resulting from the proposed change.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification

c) to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for the region;
d) to ensure that the Personnel department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources;
e) to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving Company’s business;
f) to provide guidelines and to monitor the budget aiming at the feasibility of new undertakings;
g) to ensure the due management of the Company’s funds as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health;
h) to represent the Company before clients, press, market and legal, corporate and governmental bodies, protecting Company’s interests and watching over Company’s image; and
i) to arrange new partnerships aiming at the feasibility of new undertakings.

-
Article 31 - The duties of the Superintendent Officer of Incorporation are:
a) to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results;
b) to define short, medium and long term guidelines for the Company’s strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

Improvement suggested by ANBIMA in the Relatório/ANBID/Protocolo 003/2010, for purposes of ruling the powers and duties of the company’s officers, in accordance with article 143, IV, of Law 6404/76. There is no economic effect resulting from the proposed change.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification

c) to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for the region;
d) to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;
e) to ensure that the Personnel department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources;
f) to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving the Company’s business;
g) to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;
h) to ensure the due management of the Company’s funds as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health;
i) to represent the Company before clients, press, market and legal, corporate and governmental bodies, protecting Company’s interests and watching over the Company’s image;
j) to monitor and to guide the real state counsel; and
k) to accompany actions and results of marketing and sales, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities.

-
Article 32 - The duties of the Institutional Relations Officer are:
a) comprise the contact with all public agencies and professional associations, giving support to land regularization proceedings;
b)to give support to the search of new incorporation partners;

Improvement suggested by ANBIMA in the Relatório/ANBID/Protocolo 003/2010, for purposes of ruling the powers and duties of the company’s officers, in accordance with article 143, IV, of Law 6404/76. There is no economic effect resulting from the proposed change.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification

c) to be responsible for the Company’s police/strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community; and
d) to coordinate events, to promote and participate incommunitarian programs and to perform duties in order to contribute to the Company’s image.

Article 29. The Chief Financial Officer and each of the officers without specific designation shall have the functions attributed to them by the Board of Directors.	Article 33 – The other officers without specific designation shallhave the functions attributed to them by the Board of Directors.
Improvement suggested by ANBIMA in the Relatório/ANBID/Protocolo 003/2010, for purposes of ruling the powers and duties of the company’s officers, in accordance with article 143, IV, of Law 6404/76. There is no economic effect resulting from the proposed change.

Article 30. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:
a) any two officers;
b) any officer acting jointly with an attorney-in-fact with specific powers; or
c) two attorneys-in-fact with specific powers.

Article 34. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:
a) any two officers;
b) any officer acting jointly with an attorney-in-fact with specific powers; or
c) two attorneys-in-fact with specific powers.
Adjusting Article Number.
§ 1. The Company shall be represented in accordance with the immediately preceding provisions of this Article in the incorporation of, or acquisition of interests in, special purpose companies (“SPCs”) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.
	Unaffected.	Not applicable.
§ 2. The Company may be represented by a single officer, without the formalities provided for in this Article 30, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§ 2. The Company may be represented by a single officer, without the formalities provided for in this Article 34, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.
Amendment proposed to adjust the reference to other article of the Bylaws, considering the inclusion of new articles 29, 30, 31 and 32. There is no economic effect resulting from the proposed change.
§ 3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in- fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.
	Unaffected.	Not applicable.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
CHAPTER V AUDIT COMMITTEE (CONSELHO FISCAL)	Unaffected.	Not applicable.
Article 31. The Audit Committee shall be installed only at the request of shareholders and shall have the powers, duties and responsibilities established by law. The Audit Committee shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.

Article 35. The Audit Committee shall be installed only at the request of shareholders and shall have the powers, duties and responsibilities established by law. The Audit Committee shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.
Adjusting Article Number.
Article 32. The Audit Committee is composed of three (3)effective members and an equal number of alternates, all elected by the Shareholders in General Meeting.	Article 36. The Audit Committee is composed of three (3)effective members and an equal number of alternates, all elected by the Shareholders in General Meeting.	Adjusting Article Number.
§ 1. The remuneration of the members of the Audit Committee shall be fixed at the General Shareholders’ Meeting at which they are elected.
§ 2. The investiture of the members of the Audit Committee members is conditional upon their execution of the Statement of Consent from Audit Committee Members (Termo de Anuência dos Membros do Conselho Fiscal)provided for under the Novo Mercado Listing Rules.
	Unaffected.	Not applicable.
Article 33. The Audit Committee shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.	Article 37. The Audit Committee shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.	Adjusting Article Number.
CHAPTER VI FISCAL YEAR, BALANCE SHEET AND RESULTS	Unaffected.	Not applicable.
Article 34. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 38. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.
Adjusting Article Number.
Article 35. The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

Article 39. The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of   accumulated profits or profit reserves shown on the last annual or   half-yearly balance sheet.
Adjusting Article Number.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
§ 1. The dividends distributed under the terms of this Article 35 shall be attributed to the mandatory dividend.	§ 1. The dividends distributed under the terms of this Article 39 shall be attributed to the mandatory dividend.	Amendment proposed to adjust the reference to other article of the Bylaws, considering the inclusion of new articles 29, 30, 31 and 32. There is no economic effect resulting from the proposed change.
§ 2. The Company may pay interest on its own capital, to be credited to annual or interim dividends.	Unaffected.	Not applicable.
Article 36. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.	Article 40. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.	Adjusting Article Number.
§ 1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the Board of Directors.

§ 2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:
a) 5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193 §1 of Law 6404/76;	Unaffected.	Not applicable.
b) from the remaining net profits for the year, after the deduction referred to in item (a) of this Article and the adjustment provided for in Article 202 of Law 6404/76, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
c) an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§ 3. The reserve established in item (c) above may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the Shareholders in General Meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§ 4. After the distribution provided for in the previous paragraphs, the Shareholders in General Meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the Board of Directors and subject to applicable law.

CHAPTER VII CONTROL AND DIFFUSE CONTROL	Unaffected.	Not applicable.
Article 37. Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.

Article 41. Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.
Adjusting Article Number.
Article 38. The public tender offer referred to in the Article 37 shall also be made:	Article 42. The public tender offer referred to in the Article 41 shall also be made:	Amendment proposed to adjust the reference to other article of the Bylaws, considering the inclusion of new articles 29, 30, 31 and 32. There is no economic effect resulting from the proposed change.
a) in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; and
	Unaffected.	Not applicable.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
b) in the event of a disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to the São Paulo Stock Exchange – BOVESPA the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Sole Paragraph. For purposes of these Bylaws:	Unaffected.	Not applicable.
“Disposal of Control” means the transfer to a third party, for value, of Control Shares;	Unaffected.	Not applicable.
“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company; and
“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a disposal of control of the Company.
Article 39. Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:

Article 43. Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:
Adjusting Article Number.
a) make the public tender offer referred to in Article 37;	a) make the public tender offer referred to in Article 41;	Amendment proposed to adjust the reference to other article of the Bylaws, considering the inclusion of new articles 29, 30, 31 and 32. There is no economic effect resulting from the proposed change.
c) compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying the difference between the price paid to the Disposing Controlling Shareholder and the price paid on the stock exchange for shares in the Company during the said six-month period, duly adjusted for inflation; and

d) take such action as may be necessary to restore the free float of the Company’s shares to at least 25% (twenty-five percent) of the total outstanding shares in the Company, within the six (6) months following the acquisition of Control.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
Article 40. The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

Article 44. The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.
Adjusting Article Number.
Sole Paragraph. For purposes of these Bylaws:	Unaffected.	Not applicable.
“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;	Unaffected.	Not applicable.
“Disposal of Company Control” means the transfer, for value, of Control Shares; and
“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.

Article 41. In the case of Diffuse Control over the Company:	Article 45. In the case of Diffuse Control over the Company:	Adjusting Article Number.
a) whenever the Shareholders in General Meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the General Meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and
	Unaffected.	Not applicable.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
b) whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, but without cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the shareholders which voted in favor of the exit at the General Meeting.
Article 42. In the case of Diffuse Control over the Company, where BOVESPA determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.

Article 46. In the case of Diffuse Control over the Company, where BOVESPA determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.
Adjusting Article Number.
§ 1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article 42 is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§ 1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article 46 is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.
Amendment proposed to adjust the reference to other article of the Bylaws, considering the inclusion of new articles 29, 30, 31 and 32. There is no economic effect resulting from the proposed change.
§ 2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article 42 shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by BOVESPA for this purpose, whichever is shorter.

§ 2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article 46 shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by BOVESPA for this purpose, whichever is shorter.
Amendment proposed to adjust the reference to other article of the Bylaws, considering the inclusion of new articles 29, 30, 31 and 32. There is no economic effect resulting from the proposed change.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
Article 43. In the case of Diffuse Control, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from:	Article 47. In the case of Diffuse Control, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from:	Adjusting Article Number.
a) a resolution adopted at a General Meeting of Shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and	Unaffected.	Not applicable.
d) an act or event of management, the Company shall make a public tender offer for cancellation of its registration as a publicly-held company, directed to all the Company’s shareholders. In the event the Shareholders in General Meeting resolve to maintain the Company’s registration as a publicly-held company registration, the public tender offer shall be made by the shareholders which voted in favor of the resolution.

CHAPTER VIII LIQUIDATION	Unaffected.	Not applicable.
Article 44. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Audit Committee, which shall function during the period of liquidation.  The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

Article 48. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Audit Committee, which shall function during the period of liquidation.  The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.
Adjusting Article Number.
CHAPTER IX ARBITRATION	Unaffected.	Not applicable.
Article 45. The Company and its shareholders, officers, directors and members of the Audit Committee are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the

Article 49. The Company and its shareholders, officers, directors and members of the Audit Committee are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the
Adjusting Article Number.

Current Bylaws	Proposed Amendments to the Bylaws	Cause/Justification
Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the capital market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the capital market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

CHAPTER X GENERAL PROVISIONS	Unaffected.	Not applicable.
Article 46. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6404/76.  The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Article 50. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6404/76.  The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.
Adjusting Article Number.

EXHIBIT IV

GAFISA S.A.

CNPJ/MF no. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

CVM no. 01610-1

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly-held corporation with authorized capital, governed by these Bylaws and applicable law.

Article 2. The Company’s headquarters and forum are located in the city of São Paulo, State of São Paulo. The Company may, by resolution adopted by the Board of Directors, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Sole Paragraph. The power to open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad referred to in this article may, by resolution adopted by the Board of Directors, be delegated to the Chief Executive Officer.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except in the situation provided in Art. 34, §1, in which case prior approval of the Board of Directors will not be required.

Article 4. The Company has an indefinite term of duration.

CHAPTER II
CAPITAL AND SHARES

Article 5. The capital of the Company is R$2,691,217,592.78, which is fully paid-in and divided into 419,336,274 common shares, all registered, book-entry and without par value.

§ 1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§ 2. Each common share carries the right to one vote on resolutions at General Meetings of Shareholders.

§ 3. The Company may not issue preferred shares or participation certificates (partes beneficiárias).

§ 4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law 6404/76.

Article 6. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution adopted by the shareholders in General Meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a mandatory public tender offer pursuant to articles 257 to 263 of Law 6404/76. Pursuant to article 171§3 of Law 6404/76, there shall be no preemptive rights on the grant and exercise of the share purchase options.

CHAPTER III
GENERAL MEETING OF SHAREHOLDERS

Article 8. A General Meeting of Shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§ 1. General Meetings of Shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling General Shareholders’ Meetings, any General Meeting attended by all shareholders shall be considered to have been regularly called.

§ 2. General Meetings of Shareholders shall be called to order and chaired by the Chairman of the Board of Directors or, in his absence, by a shareholder appointed by the shareholders at the General Meeting. The Chairman of the General Meeting shall choose one of those present at the meeting to act as secretary.

§ 3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§ 4. The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.

§ 5. Shareholders which appear at a General Meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

Article 9. In addition to the matters provided for by the law, the Shareholders in General Meeting shall:

a) decide on the Company’s exit from the Novo Mercado of the São Paulo Stock Exchange – BOVESPA (“Novo Mercado”), which shall be communicated to the São Paulo Stock Exchange – BOVESPA in writing, 30 (thirty) days in advance;
b) subject always to the provisions of Article 11, choose, from among the three qualified institutions indicated on a list prepared by the Board of Directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and
c) resolve cases on which these Bylaws are silent, subject to the provisions of Law 6404/76.

Sole Paragraph. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, the public tender offer to be made by the Controlling Shareholder or the Company, as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 9(b) and which complies with the Novo Mercado Listing Rules.

Article 10. The choice of the specialized institution or firm responsible for the determination of the Company’s economic value, referred to in Article 9(b) of these Bylaws, shall be made by the majority of votes cast by holders of Outstanding Shares present at the General Meeting in question, blank votes not being computed. The quorum for the General Meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

§ 1. For purposes of these Bylaws:

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s officers and directors and treasury shares;
“Controlling Shareholder” means the shareholder or Shareholder Group that exercises Control of the Company;
“Shareholder Group” means a group of two or more persons (a) that are bound by contracts or agreements of any nature, including shareholders’ agreements, whether written or oral and whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (b) among whom there is a direct or indirect Control relationship; or (c) that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and any other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their managers or administrators in common;

“Control” (and the related terms “Controlling Company”, “Controlled Company” and “under Common Control”) means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last three General Shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital; and
“Diffuse Control” means Control exercised by a shareholder holding less than 50% (fifty percent) of the Company’s capital, or by shareholder(s) which do not constitute a Shareholder Group.

Article 11. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 9(b) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

CHAPTER IV
MANAGEMENT
SECTION IV.I. - GENERAL RULES

Article12. The Company is managed by the Board of Directors (Conselho de Administração) and the Executive Board (Diretoria).

Article 13. The members of the Board of Directors and the Executive Board shall be invested in their respective offices within thirty days from the date they were appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the Board of Directors and the Board of Executive Officers in their respective offices is conditional upon (i) the execution of the Statement of Consent from Senior Managers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Listing Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article 14. The Board of Directors may create advisory committees to assist the members of the Board of Directors, and determine the composition and specific responsibilities of such committees.

Article 15. The Shareholders in General Meeting shall determine, on an individual or global basis, the remuneration of the Company’s directors, officers and members of its advisory committees. Where the remuneration is fixed on a global basis, the Board of Directors shall determine the amounts to be paid to each individual. Where applicable, the Board of Directors shall also distribute the share in profits fixed by the Shareholders in General Meeting.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Article 16. The Board of Directors is composed of at least five (5) and no more than nine (9) effective members (the election of alternates being permitted), all of whom shall be shareholders, elected and removable at any time by the Shareholders in General Meeting, with an unified term of office of two (2) years, re-election being permitted.

Article 17. At least 20% of the effective members of the Board of Directors shall be Independent Members.

§ 1. When a fractional number of directors results from compliance with the percentage referred to above, the fraction shall be rounded (i) to the next highest whole number, where the fraction is 0.5 or greater; and (ii) to the next lowest whole number, where the fraction is less than 0.5.

§ 2. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capital; (ii) is not a Controlling Shareholder, nor a spouse or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to a company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (v) is not an employee, officer or director of a company or entity offering services and/products to, or requesting services and/or products from, the Company; (vi) is not a spouse or relative up to the second degree of any of the Company’s officers or directors; and (vii) does not receive any remuneration from the Company except that payable to directors (cash earnings generated by holdings in the Company’s capital are excluded from this restriction).

§ 3. Members of the Board of Directors elected in the manner provided for in Article 141 §§4 and 5 of Law 6404/76 shall also be considered to be Independent Members.

Article 18. The Board of Directors shall have a Chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the Chairman, the chairmanship shall be assumed by the member previously designated by the Chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§ 1. Pursuant to article 150 of Law 6404/76, in the case of vacancy of a sitting member of the Board of Directors, the remaining members of the Board of Directors shall indicate one substitute, who shall remain in the office until the next General Meeting to be held after that date, when a new board member shall be elected to finish the mandate. An Independent Board Member, in accordance with the Novo Mercado Listing Rules, shall only be substituted by another Independent Board Member.

§ 2. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§ 3. Respecting the provision of the head of this Article in relation to the Chairman, in case of the temporary absence of any member of the Board of Directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Board Member, in accordance with the Novo Mercado Listing Rules, shall only be substituted by another Independent Board Member.

Article 19. The Board of Directors shall meet at least quarterly. Meetings of the Board of Directors shall be called by the Chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of Directors’ meetings shall be called at least five days in advance.

Regardless of the formalities for calling meetings, any meeting attended by all members of the Board of Directors shall be considered to have been regularly called.

Article 20. The quorum for Board of Directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the Chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§ 1. The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§ 2. Directors may be represented at meetings of the Board of Directors by another director, to whom special powers have been granted. The directors may also participate in meetings by telephone or video conference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the Chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the Chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

Article 21. It addition to such other powers and duties conferred on it by law and these Bylaws, the Board of Directors shall have powers to:

a) fix the general direction of the Company’s business;

b) approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

c) attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly compensation of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 15 of these Bylaws;

d) elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws;

e) supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

f) determine the general compensation criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

g) instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

h) in accordance with a plan approved by the Shareholders in General Meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

i) call General Shareholders’ Meetings;

j) submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;

k) issue its opinion on the Executive Board’s management report and accounts, and authorize the distribution of interim dividends;

l) attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

m) authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

n) appoint and dismiss the Company’s independent auditors;

o) approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

p) approve the issue of simple non-convertible debentures, without real security;

q) approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

r) unless provided for in the annual budget or in the business plan then in effect, approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders;

s) authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

t) approve any change in the Company’s headquarters, and the opening, transfer or extinction of branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad, with the exception of the incorporation of, or acquisition of interests in, special purpose companies (“SPCs”) and/or consortiums which have as their corporate purpose the promotion, management, development, construction and sale of real estate projects, which shall be subject only to the provisions of Art 34§1;

u) authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason of a substantial part of the Company’s permanent assets, permanent assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (s) above), when such transactions are not provided for in the annual budget;

v) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery; and

w) establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article 9 (b) of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer.

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article 22. The Executive Board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.

Article 23. The Executive Board is not a collegiate body, but it may meet whenever necessary to deal with operational matters, at the discretion of the Chief Executive Officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the Executive Board is a majority of the Company’s officers.

Article 24. In the event of a vacancy on the Executive Board, or incapacity of an officer, the Board of Directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 25. The Executive Board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the Board of Directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 26. The officers of the Company shall be appointed as Chief Executive Officer (Diretor Presidente), Chief Financial Officer (Diretor Financeiro), Investor Relations Officer (Diretor de Relações com Investidores), Superintendent Officer of Construction (Diretor Superintendente de Construção), Superintendent Officer of Incorporation (Diretor Superintendente de Incorporação) and Institutional Relations Officer (Diretor de Relações Institucionais), and the remaining officers shall have no specific designation. Accumulation of functions is allowed

Article 27. The Chief Executive Officer has the following powers and responsibilities:

a) to submit for approval by the Board of Directors the annual work plans and budgets, investment plans and new programs to expand the Company and its subsidiaries, causing the plans, budgets and programs to be carried out on the approved terms;

b) to formulate the Company’s operating strategies and directives and to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;

c) to supervise all the Company’s activities;

d) to coordinate and supervise the work of the Executive Board, and to call and chair its meetings; and

e) to perform such other duties as may be assigned by the Board of Directors. Article 28. In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (BOVESPA), and for maintaining the Company’s registration up to date, in accordance with the regulations issued by the CVM.

Article 29 - The duties of the Chief Financial Officer are:

a) to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

b) to define Company’s strategies and guidelines, through the annual planning of actions and the preparation of the budget, jointly with the other officers;

c) to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

d) to ensure the efficiency of payment and receipt operations, as well as of the credit analysis and lending, through the definition of guidelines and policies, aiming to reduce events of default and to ensure Company’s financial health;

e) to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels accepted by the Company; (f) to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

f) to ensure the due application of the tax law and assessment of corporate income tax and its ancillary obligations, defining tax rules and proceedings, aiming to exempt the Company from tax risks;

g) to participate in executive committee meetings, in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

h) to ensure that the Personnel and Management department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources.

Article 30 - The duties of the Superintendent Officer of Construction are:

a) to comprise the accompaniment of short, medium and long term strategies and business plans of all construction areas, aiming to maximize the profitability and the financial results of such unit;

b) to define short, medium and long term guidelines for the Company’s strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

c) to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for the region;

d) to ensure that the Personnel department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources;

e) to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving Company’s business;

f) to provide guidelines and to monitor the budget aiming at the feasibility of new undertakings; g) to ensure the due management of the Company’s funds as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health; h) to represent the Company before clients, press, market and legal, corporate and governmental bodies, protecting Company’s interests and watching over Company’s image; and i) to arrange new partnerships aiming at the feasibility of new undertakings.

Article 31 - The duties of the Superintendent Officer of Incorporation are:

a) to comprise the management of incorporations through the definition and the accompaniment of short, medium and long term strategies and business plans of all unit areas aiming to maximize the Company’s profitability and financial results;

b) to define short, medium and long term guidelines for the Company’s strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the Board of Directors;

c) to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, with a view to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for the region;

d) to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;

e) to ensure that the Personnel department carries out actions and programs promoting attraction, retention, productivity and qualification of Company’s human resources;

f) to ensure that Controllership, Planning and Control and Management departments provide services which meet internal clients needs, contributing to the organization of managerial information for decision-making and keeping the teams engaged in improving the Company’s business;

g) to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;

h) to ensure the due management of the Company’s funds as well as the relation between assets and liabilities, through the analysis of risk of liabilities costs variation, in order to ensure the Company’s financial health;

i) to represent the Company before clients, press, market and legal, corporate and governmental bodies, protecting Company’s interests and watching over the Company’s image;

j) to monitor and to guide the real state counsel; and

k) to accompany actions and results of marketing and sales, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities.

Article 32 - The duties of the Institutional Relations Officer are:

a) comprise the contact with all public agencies and professional associations, giving support to land regularization proceedings;

b) to give support to the search of new incorporation partners;

c) to be responsible for the Company’s police/strategy on public and governmental relations, including relations with authorities, governmental agencies, press, institutions and the community; and

d) to coordinate events, to promote and participate in communitarian programs and to perform duties in order to contribute to the Company’s image.

Article 33 – The other officers without specific designation shall have the functions attributed to them by the Board of Directors.

Article 34. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of: a) any two officers; b) any officer acting jointly with an attorney-in-fact with specific powers; or c) two attorneys-in-fact with specific powers.

§ 1. The Company shall be represented in accordance with the immediately preceding provisions of this Article in the incorporation of, or acquisition of interests in, special purpose companies (“SPCs”) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§ 2. The Company may be represented by a single officer, without the formalities provided for in this Article 34, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§ 3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

CHAPTER V
AUDIT COMMITTEE (CONSELHO FISCAL)

Article 35. The Audit Committee shall be installed only at the request of shareholders and shall have the powers, duties and responsibilities established by law. The Audit Committee shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.

Article 36. The Audit Committee is composed of three (3) effective members and an equal number of alternates, all elected by the Shareholders in General Meeting.

§ 1. The remuneration of the members of the Audit Committee shall be fixed at the General Shareholders’ Meeting at which they are elected.

§ 2. The investiture of the members of the Audit Committee members is conditional upon their execution of the Statement of Consent from Audit Committee Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Listing Rules.

Article 37. The Audit Committee shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI
FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 38. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 39. The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§ 1. The dividends distributed under the terms of this Article 39 shall be attributed to the mandatory dividend.

§ 2. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

Article 40. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§ 1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the Board of Directors.

§ 2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year: a) 5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193 §1 of Law 6404/76; b) from the remaining net profits for the year, after the deduction referred to in item (a) of this Article and the adjustment provided for in Article 202 of Law 6404/76, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and c) an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§ 3. The reserve established in item (c) above may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the Shareholders in General Meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§ 4. After the distribution provided for in the previous paragraphs, the Shareholders in General Meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the Board of Directors and subject to applicable law.

CHAPTER VII
CONTROL AND DIFFUSE CONTROL

Article 41. Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.

Article 42. The public tender offer referred to in the Article 41 shall also be made: a) in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; and b) in the event of a disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to the São Paulo Stock Exchange – BOVESPA the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Sole Paragraph. For purposes of these Bylaws:

“Disposal of Control” means the transfer to a third party, for value, of Control Shares;

“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company; and

“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a disposal of control of the Company.

Article 43. Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:

a) make the public tender offer referred to in Article 41;

b) compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying the difference between the price paid to the Disposing Controlling Shareholder and the price paid on the stock exchange for shares in the Company during the said six-month period, duly adjusted for inflation; and

c) take such action as may be necessary to restore the free float of the Company’s shares to at least 25% (twenty-five percent) of the total outstanding shares in the Company, within the six (6) months following the acquisition of Control.

Article 44. The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

Sole Paragraph. For purposes of these Bylaws:

“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control; “Disposal of Company Control” means the transfer, for value, of Control Shares; and

“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.

Article 45. In the case of Diffuse Control over the Company:

a) whenever the Shareholders in General Meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the General Meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

b) whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, but without cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the shareholders which voted in favor of the exit at the General Meeting.

Article 46. In the case of Diffuse Control over the Company, where BOVESPA determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.

§ 1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article 46 is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§ 2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article 46 shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by BOVESPA for this purpose, whichever is shorter. Article 47. In the case of Diffuse Control, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from: a) a resolution adopted at a General Meeting of Shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and b) an act or event of management, the Company shall make a public tender offer for cancellation of its registration as a publicly-held company, directed to all the Company’s shareholders. In the event the Shareholders in General Meeting resolve to maintain the Company’s registration as a publicly-held company registration, the public tender offer shall be made by the shareholders which voted in favor of the resolution.

CHAPTER VIII
LIQUIDATION

Article 48. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Audit Committee, which shall function during the period of liquidation. The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER IX
ARBITRATION

Article 49. The Company and its shareholders, officers, directors and members of the Audit Committee are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular, the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the capital market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

CHAPTER X
GENERAL PROVISIONS

Article 50. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6404/76. The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer